Exhibit 99.1

WeShop to Launch in the U.S. November 16: Community-Owned Shopping App Puts Consumers at the Center of a New Model Built Around Rewards, Participation and Ownership

●	Following a UK pilot that generated £108.5M in GMV, WeShop is bringing community-powered commerce to the United States, allowing members to shop hundreds of leading retailers while earning ownership in WeShop

●	As legacy programs wrestle with “loyalty fatigue,” WeShop is challenging the $26 billion-plus loyalty market[1] with a novel approach: rewarding shoppers with equity in the very platform where they shop

NEW YORK (Sept. 29, 2026) — WeShop Holdings Limited (“WeShop” or the “Company”) (NASDAQ: WSHP), the community-owned shopping app on a mission to make shopping more rewarding, today announced that the Company will officially launch its free app in the United States on November 16, 2026. WeShop’s members shop on the app with participating retailers, earn ShareBack™ rewards and build a stake in the Company turning their purchases into equity. Rather than offering conventional points or one-time cashback, WeShop is designed to give consumers a more meaningful way to participate in the value they help create. At the time of launch, shoppers will have access to hundreds of leading retailers and online travel agencies on the app, including eBay, Booking.com and more.

Beginning today, consumers nationwide can download the free app, reserve their personalized username and be among the first to join the community by signing up for WeShop’s waiting list. New members will be admitted on a rolling basis, beginning on November 16.

U.S. Launch Timed for Holiday Shopping Season

Timed in advance of the start of the peak holiday shopping season, members who shop on the app will earn ShareBack rewards that turn consumers into owners of the platform they are shopping on. Through its ShareBack program, members earn “WePoints” that may be redeemed for WeShop’s Class A ordinary shares, so a person making everyday purchases from buying pet food and sneakers to booking a hotel or vacation via the app gradually builds an ownership stake in WeShop, while still earning their usual credit card rewards, and any retailer-specific loyalty points.

“Consumers have spent decades being asked to give brands their attention, loyalty and purchasing power, often in exchange for rewards that are fragmented, restrictive or easy to forget,” said Maria Weaver, CEO of WeShop. “We believe shoppers should benefit and have ownership in the very platforms where they spend their money, turning consumption into financial participation. WeShop puts the consumer at the center of the shopping experience while giving them something more lasting in return: the opportunity to shop, earn and build equity in WeShop.”

Consumers Seek Greater Financial Value From Loyalty

The U.S. launch comes as younger consumers increasingly engage with investing earlier in life and expect more tangible value from loyalty programs. According to the Charles Schwab Modern Wealth Survey2, retail investing among 25-year-olds has grown from 6% in 2015 to 37% today, while according to JP Morgan3 Gen Z consumers are opening their first investment accounts at age 19 on average- far earlier than previous generations.

1 Research and Markets. “United States Consumer Loyalty Business Report 2026: A $44.25 Billion Market by 2030—Competition Is Intensifying Around Customer Ownership and Engagement Depth.”

2 Charles Schwab, 2024 Modern Wealth Survey

3 JPMorganChase, A decade in the market: How retail investing behavior has shifted since 2015, August 2025

At the same time, consumers are placing greater value on loyalty programs that provide meaningful financial benefits. Eight in 10 consumers say the ability to earn and redeem meaningful financial value is the most important feature of a loyalty program, while Gen Z and Millennial shoppers are approximately 50% more likely than Baby Boomers to say loyalty programs influence what and when they buy.4

Together, these trends point to a shift in how consumers think about the value they get from the brands they shop with. WeShop is designed for consumers who want their everyday spending to work harder for them, without requiring them to become sophisticated investors or manage a patchwork of points, codes and reward balances.

UK Pilot Demonstrates Community-Led Growth Potential

WeShop’s UK pilot generated £108.5 million in gross merchandise value. Most new members joined through referrals rather than paid acquisition, demonstrating the potential for community-led growth as members share the platform with others.5 The experience also shaped WeShop’s approach to the U.S. market, where the Company plans to make financial education part of the member experience, helping consumers understand what they are earning and what it means to become an owner.

“WeShop was built to make everyday shopping more rewarding and financially beneficial for consumers,” said Weaver. “Holiday shopping naturally gets people thinking about where they spend, what they get back and which brands deserve their loyalty. Our goal is to make WeShop a trusted destination they want to return to again and again, because it provides a fun and seamless shopping experience while building equity in the platform they are helping create with each purchase.”

About WeShop

WeShop Holdings Limited (NASDAQ: WSHP) is a community-owned shopping platform that turns everyday purchases into ownership. Through its proprietary ShareBack™ program, members earn ownership in WeShop when they shop and refer others to the platform, giving the people who help grow the Company the opportunity to own a piece of it. With access to hundreds of leading retailers and more than a billion products, WeShop brings shopping, rewards and ownership together in one experience. By putting consumers at the center, WeShop is building a community where members are more than shoppers—they are shareholders.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including statements regarding the timing of WeShop’s U.S. launch; access to retailers on the platform; the ability of members to earn ShareBack rewards and redeem WePoints for WeShop’s Class A ordinary shares; the expected benefits of WeShop’s community-owned shopping model; WeShop’s plans to incorporate financial education into the member experience; and the potential for community-led growth. These forward-looking statements are based on current expectations and WeShop assumes no obligation to update such statements. In addition, the events described in these forward-looking statements may not actually arise or may occur in a different manner than anticipated as a result of various factors, including market conditions and such other factors and risks described from time to time in WeShop’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, and its Report on Form 6-K filed with the SEC on August 24, 2026, which includes WeShop’s financials as of and for the period ended June 30, 2026. WeShop’s filings with the SEC are available at www.sec.gov.

Users may be able to earn WePoints for their purchases subject to applicable terms and conditions. Users may obtain a copy of the ShareBack™ program prospectus on the investor relations section of the website at www.we.shop and can register on the app through the app store on Apple iOS or Google Play. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The offer is being made only pursuant to the ShareBack™ program prospectus.

Press: weshop@skyya.com

Corporate: corporate@we.shop

Commercial: partnerships@we.shop

4 Deloitte, 2025 Consumer Loyalty Survey; Forrester, 2025 US Online Loyalty Program Data

5 WeShop UK pilot, 30 Jun 2022 – 31 Mar 2025